Eversource Energy and Subsidiaries						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months
	Ended
	March 31,	For the Years Ended December 31,
(Thousands of Dollars)	2016	2015	2014	2013	2012 (a)	2011
Earnings, as defined:
Net income	$246,033	$886,004	$827,065	$793,689	$533,077	$400,513
Income tax expense	146,302	539,967	468,297	426,941	274,926	170,953
Equity in earnings of regional equity investees	181	(883)	(1,044)	(1,318)	(1,154)	(671)
Dividends received from regional equity investees	-	-	-	582	733	940
Fixed charges, as below	104,272	397,392	386,451	362,403	353,616	275,948
Less: Interest capitalized (including AFUDC)	(1,622)	(7,221)	(5,766)	(4,062)	(5,261)	(11,758)
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	(3,133)	(12,532)	(12,532)	(12,803)	(11,715)	(9,265)
Total earnings, as defined	$492,033	$1,802,727	$1,662,471	$1,565,432	$1,144,222	$826,660

Fixed charges, as defined:
Interest Expense	$98,212	$372,420	$362,106	$338,699	$329,945	$250,425
Rental interest factor	1,305	5,219	6,047	6,839	6,695	4,500
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	3,133	12,532	12,532	12,803	11,715	9,265
Interest capitalized (including AFUDC)	1,622	7,221	5,766	4,062	5,261	11,758
Total fixed charges, as defined	$104,272	$397,392	$386,451	$362,403	$353,616	$275,948

Ratio of Earnings to Fixed Charges	4.72	4.54	4.30	4.32	3.24	3.00

(a) NSTAR amounts were included in Eversource beginning April 10, 2012.